Supplement dated June 15, 1999                  filed pursuant to Rule 424(b)(3)
(to Prospectus dated July 14, 1998)             File No. 33-94496



                           SPARTAN STORES, INC.

                             3,500,000 SHARES
                           CLASS A COMMON STOCK
                               $2 PAR VALUE

                              SUPPLEMENT TO
                     PROSPECTUS DATED JULY 14, 1998


TRADING VALUE

The Board of Directors of Spartan Stores, Inc. ("Spartan" or the "Company") has established the Trading Value for each Class A Share to be $13.30 per share. The new Trading Value will be effective as of June 21, 1999.

In determining the Trading Value, the Board considered general market and economic factors and the Company's unaudited financial condition as of the end of its fiscal year and unaudited results of operations for the fiscal year. The Company's net sales for the year were approximately $2.7 billion and the Company had net earnings of approximately $14.8 million, or $1.33 per share. This compares to net sales of approximately $2.5 billion and net earnings of approximately $14.2 million for the prior fiscal year, or $1.21 per share. In addition, book value per share increased from approximately $9.98 at March 28, 1998, to approximately $11.16 at March 27, 1999.

CREDIT FACILITIES

ABN AMRO Bank N.V. and Michigan National Bank have arranged and underwritten $425 million in senior secured credit facilities for Spartan. Spartan intends to use these credit facilities to refinance existing debt, support retail store acquisitions, fund working capital and support other general corporate needs. The credit facilities consist of (a) a Revolving Credit Facility in the amount of $100 million with a term of six years, (b) a Term Loan A in the amount of $100 million with a term of six years, (c) an Acquisition Facility in the amount of $75 million with a term of seven years and (d) a Term Loan B in the amount of $150 million with a term of eight years. The closing date for the credit facilities was March 18, 1999.

For the first six months after the closing date, the interest rate payable by Spartan on amounts borrowed under the Revolving Credit Facility or the

Term Loan A will be, at Spartan's option, either (a) the higher of the prime rate plus 1.25% per annum or the federal funds rate plus 1.75% per annum or (b) the Eurodollar Rate plus 2.5% per annum. After six months, the interest rate payable by Spartan on amounts borrowed under the Revolving Credit Facility or the Term Loan A will be, at Spartan's option, either (a) the higher of the prime rate plus a rate per annum ranging from
 .25% to 1.25%, depending upon Spartan's leverage ratio, or the federal funds rate plus a rate per annum ranging from .75% to 1.75%, depending upon Spartan's leverage ratio or (b) the Eurodollar Rate plus a rate per annum ranging from 1.5% to 2.5%, depending upon Spartan's leverage ratio.

For the first six months after the closing date, the interest rate payable by Spartan on amounts borrowed under the Acquisition Facility will be, at Spartan's option, either (a) the higher of the prime rate plus 1.75% per annum or the federal funds rate plus 2.25% per annum or (b) the Eurodollar Rate plus 3.00% per annum. After six months, the interest rate payable by Spartan on amounts borrowed under the Acquisition Facility will be, at Spartan's option, either (a) the higher of the prime rate plus a rate per annum ranging from .75% to 1.75%, depending upon Spartan's leverage ratio, or the federal funds rate plus a rate per annum ranging from 1.25% to 2.25%, depending upon Spartan's leverage ratio or (b) the Eurodollar Rate plus a rate per annum ranging from 2% to 3%, depending upon Spartan's leverage ratio.

The interest rate payable by Spartan on amounts borrowed under the Term Loan B will be, at Spartan's option, either (a) the higher of the prime rate plus 2.00% per annum or the federal funds rate plus 2.50% per annum or
(b) the Eurodollar Rate plus 3.25% per annum.

The Eurodollar Rate is the rate offered by ABN AMRO Bank N.V. and Michigan National Bank in the London interbank market for deposits in the same amount and maturity as their portion of the loan to Spartan under the credit facilities.

The credit facilities are secured by a first perfected security interest in and lien on the real and personal property assets of Spartan and its subsidiaries and all of the outstanding capital stock of Spartan's subsidiaries. As of the date of this Prospectus Supplement, Spartan has borrowed approximately $250 million under the credit facilities.

ACQUISITIONS

On May 19, 1999, Valuland, Inc. ("Valuland"), a wholly-owned subsidiary of the Company, consummated the purchase of certain equipment, inventory and other assets of Glen's Market, Inc., Catt's Realty Co. and Glen's Pharmacy, Inc. ("Glen's"). Glen's operated 23 retail grocery stores, four pharmacies and a distribution center, all of which are located primarily in Northern Michigan. The Company intends to use the equipment and other physical property acquired from Glen's to continue to operate the Glen's retail grocery, pharmacy and distribution business. Prior to the acquisition, Glen's was a shareholder-customer of the Company. Glen A. Catt, the President and Chief Executive Officer of Glen's, also served on the Board of Directors of the Company until his resignation in April 1999.

The purchase price paid at closing consisted of approximately $88.1 million in cash, plus the payment in cash of approximately $4.5 million in working capital liabilities and the assumption of approximately $8.5 million in other operating liabilities. Pursuant to the terms of the asset purchase agreement, the purchase price is subject to certain adjustments based upon a closing balance sheet to be prepared within 30 days after the closing. Among other adjustments, the purchase price will be reduced if working capital liabilities exceed certain stated maximums or if either the current assets or the cash and cash equivalents are less than certain stated minimums. The purchase price also will be increased or decreased, as applicable, to the extent that inventory values are more or less than certain stated amounts. In addition, the Company purchased the assets with respect to one Glen's store subject to an existing purchase option held by another wholesale food distributor. If this distributor exercises its purchase option as the Company anticipates, the Company will sell these assets to the distributor for their fair market value as determined by independent appraisal. The Company is in the process of preparing the closing balance sheet, determining the closing inventories and completing the outside appraisal of the store subject to the purchase option. Accordingly, the final adjusted purchase price has not yet been determined.

In addition to the acquisition of Glen's, the Company recently consummated two other acquisitions. On January 4, 1999, Valuland acquired certain assets and assumed certain liabilities of Ashcraft's Market, Inc., an operator of eight retail grocery stores located primarily in mid-Michigan. On March 29, 1999, Valuland acquired all the issued and outstanding shares of Family Fare, Inc., Family Fare Management Services, Inc. and Family Fare Trucking, Inc. ("Family Fare"). Family Fare is an operator of thirteen retail grocery stores, a bakery, a warehouse facility and a transportation business located primarily in Western Michigan.

Each of these acquisitions will be accounted for as a purchase. Accordingly, the purchase price will be allocated to assets acquired and liabilities assumed based upon their relative fair market values. The determination of the purchase price paid by the Company in each acquisition resulted from extensive negotiations with the sellers. The Company financed the acquisition of Ashcraft's primarily through the Company's then current credit facility and financed the acquisition of Family Fare and Glen's primarily through the Company's senior secured bank credit agreement discussed above.

        THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 15, 1999

                                     -3-